May 5, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Suzanne Hayes

Re: Oncobiologics, Inc. Registration Statement No. 333-209011

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on May 4, 2016, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for May 5, 2015 at 4:00 p.m. Eastern time in accordance with Rule 461 of the Securities Act of 1933, as amended.

As representatives of the several underwriters of the proposed public offering, we hereby respectfully withdraw our request for acceleration of the effectiveness of the above-referenced Registration Statement set forth in our May 4, 2016 letter.

Very truly yours,

JEFFERIES LLC

By:	/s/ Ashley Delp Walker
Name: Ashley Delp Walker Title: Managing Director

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale Title: Vice President

cc:	Pankaj Mohan, Oncobiologics, Inc.
Lawrence Kenyon, Oncobiologics, Inc.
Stuart M. Cable, Goodwin Procter LLP
Edwin O’Connor, Goodwin Procter LLP
Seo Salimi, Goodwin Procter LLP
Yvan-Claude Pierre, Cooley LLP
Daniel I. Goldberg, Cooley LLP
Marianne Sarrazin, Cooley LLP

[Signature Page to Withdrawal of Underwriters’ Acceleration Request]